Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 15 DATED SEPTEMBER 16, 2020

TO THE OFFERING CIRCULAR DATED OCTOBER 17, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated October 17, 2019, as filed by us with the Securities and Exchange Commission on October 17, 2019 (the “Offering Circular”), as supplemented by the supplements dated October 29, 2019, December 6, 2019, December 16, 2019, December 30, 2019, January 31, 2020, March 31, 2020, April 30, 2020, May 8, 2020, May 20, 2020, June 30, 2020, July 1, 2020, July 17, 2020, July 31, 2020 and September 2, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of the Offering Circular captioned “Plan of Operation – Acquisitions”:

Ninety-Nine44 Apartments – Dallas, TX

On September 9, 2020, we acquired a $4,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) for the acquisition and renovation of Ninety-Nine44 Apartments (the “Property”), a 260-unit, Class B, garden-style apartment community in Northeast Dallas, Texas. The Equity Investment comprises approximately 36.4% of the total equity of the Property. We acquired the Equity Investment from a special purpose entity, NinetyNine44 JV, LLC (“NinetyNine44 JV”) of which the Company is a member.

The real estate company managing the project plans to implement a value-add strategy by renovating units that become available due to normal tenant turnover, and re-leasing the renovated units at a higher rental rate. This strategy assumes a renovation budget of $2,108,300, or $8,109/unit, and assumes that all 260 units will be renovated over 48 months or less (approximately 8 units/month). The renovation plan is anticipated to achieve average rental premiums of $132 per unit. As of August 2020, the Property was 92.2% occupied. Its amenities include a resident clubhouse, business center, swimming pool, BBQ and picnic areas, controlled access gate, fitness center, playground, dog park, carports and a laundry facility. The business plan also anticipates the addition of washers and dryers in each unit and private yards for ground-floor units, which we believe will help the Property achieve rental premiums. The Property was purchased at a basis below its comparative set and represents a discount to pricing prior to the outbreak of the coronavirus pandemic.

The Property is located in the Richardson/Plano area of Dallas, Texas and in close proximity to the Telecom Corridor, an area in which over 5,700 companies have a presence, including AT&T, Ericsson, Verizon, Texas Instruments and MetroPCS. The area also features a tight multifamily market, with a vacancy rate of 6.2% as of June 2020 according to Axiometrics.

In connection with the Equity Investment, we have partnered with an experienced real estate company to manage the project that specializes in, and has a track record with, the acquisition and management of multifamily properties, with an emphasis in Southeast, value-add projects. Realty Mogul Co. has partnered with the real estate company on two other property acquisitions, one of which has completed its renovation plan, achieved 95% occupancy, and is anticipated to be listed for sale in September 2020.

In connection with the Equity Investment, NinetyNine44 JV has agreed to pay the following fees: (i) a fee on behalf of the Company to our Manager in an amount equal to $200,000; and (ii) promoted interest in an amount equal to 2% of the distributable cash of NinetyNine44 JV in certain circumstances pursuant to the terms of the operating agreement of NinetyNine44 JV.

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